UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
____________________
Allogene Therapeutics, Inc.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Options to Purchase Common Stock, par value $0.001 per share
(Title of Class of Securities)

019770106
(CUSIP Number of Class of Securities)

David Chang, M.D., Ph.D.
President and Chief Executive Officer
Allogene Therapeutics, Inc.
210 East Grand Avenue
South San Francisco, California 94080
(650) 457-2700
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Charles J. Bair, Esq.
Cooley LLP
4401 Eastgate Mall
San Diego, California 92121
(858) 550-6000
___________________________

CALCULATION OF FILING FEE

	Transaction Value*	Amount of Filing Fee
	N/A	N/A
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: Not applicable. Form or Registration No.: Not applicable.	Filing Party: Not applicable. Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Attached is (1) the preliminary proxy statement for the 2022 Annual Meeting of Stockholders of Allogene Therapeutics, Inc., a Delaware corporation (the “Company”), to be held on June 15, 2022 (the “Preliminary Proxy Statement”), which contains a proposal to be submitted to the Company’s stockholders to approve a stock option exchange program that would permit certain employees to voluntarily exchange certain eligible stock options owned by them for a lesser number of new stock options with an exercise price set using the closing trading price of the Company’s common stock on the date of their grant (the “Option Exchange Program”); and (2) a communication (the “Employee Communication”) sent by the Chief Executive Officer, on April 14, 2022 to Company employees regarding the potential Option Exchange Program.

Neither the Preliminary Proxy Statement nor Employee Communication constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The Option Exchange Program will only be commenced, if at all, if the Company’s stockholders first approve the Option Exchange Program.

The Option Exchange Program has not yet commenced. Even if stockholder approval is obtained, the Company may decide not to implement the Option Exchange Program. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) if and when the Option Exchange Program commences. Option holders should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

The Company’s stockholders and option holders will be able to obtain the written materials described above and the other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov or by directing a written request to: Corporate Secretary, at 210 East Grand Avenue, South San Francisco, California 94080.

Item 12.        Exhibits.

Exhibit Number	Description
99.1
Preliminary Proxy Statement for the 2022 Annual Meeting of Stockholders (incorporated by reference to the Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 14, 2022).

99.2	Communication to Employees from David Chang, M.D., Ph.D., disseminated on the afternoon of April 14, 2022.